                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2004
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                               -----                  -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                    No    X
                         -----                   -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce that it has completed the private placement announced on October 20,
2004 to raise gross proceeds of CDN $652,925.

Northwestern issued today 1,004,500 units ("Units") at a price of CDN $0.65 per
Unit. Each Unit consists of one common share and one-half of one common share purchase warrant ("Warrants"). Each whole Warrant is exercisable at a price of
CDN $0.95 until June 4, 2006.

At closing, Northwestern paid Canaccord Capital Corporation, the agent for the offering, a commission of CDN $65,292.

All securities issued in connection with the offering are subject to a hold period which expires on April 4, 2005.

The proceeds of this private placement will be used by Northwestern to complete the budgeted program on the Picachos project in Mexico and for working capital."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Northwestern Mineral Ventures Inc.

                                       By: /s/ Kabir Ahmed
                                       -------------------
                                           Kabir Ahmed
                                           President

Date: December 6, 2004